Curative Biotechnology, Inc.

1825 NW Corporate Blvd, Suite 110

Boca Raton, FL 33431

January 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Curative Biotechnology, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-268194

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Curative Biotechnology, Inc., a Florida corporation (the “Company”), hereby requests the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form S-1 (File No. 333-268194), as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2022 (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order consenting to the withdrawal to Joseph M. Lucosky, Esq. of Lucosky Brookman LLP by email to jlucosky@lucbro.com. If you have any questions regarding this request, please contact Joseph M. Lucosky, Esq. by telephone at (732) 395-4402 or by e-mail at the address provided above.

Very truly yours,

CURATIVE BIOTECHNOLOGY, INC.

By:	/s/ I Richard Garr
I Richard Garr
Chief Executive Officer, Chief Financial Officer

c:	Joseph M. Lucosky, Esq., Lucosky Brookman LLP